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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        Primus Knowledge Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.025
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74163Q100
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------                         ------------------------------
CUSIP NO. 74163Q100                 13G               Page 2 of 13 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Trans Cosmos, Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Japanese foreign corporation
-------- -----------------------------------------------------------------------
               ----- -----------------------------------------------------------
                 5    SOLE VOTING POWER

 NUMBER OF            199,999 shares
  SHARES       ----- -----------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER
  OWNED BY
    EACH              1,735,286 shares (1)
 REPORTING     ----- -----------------------------------------------------------
   PERSON        7    SOLE DISPOSITIVE POWER
    WITH
                      199,999 shares
               ----- -----------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      1,735,286 shares (1)
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,935,285 shares (1)
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              10.7%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
(1) Includes 559,890 shares held by Trans Cosmos USA, Inc., 243,067 shares held by Encompass Group Inc., 857,329 shares held by U.S. Information Technology Financing, L.P., and 75,000 shares held by Primus KK.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer: Primus Knowledge Solutions, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

               1601 Fifth Avenue, Suite 1900
               Seattle, WA 98101


Item 2 (a). Name of Person Filing: Trans Cosmos, Inc.

Item 2 (b). Address of Principal Business Office or, if none, Residence:

               Sumitomoseimei Akasaka Building
               3-3-3, Akasaka,  Minato-ku, Tokyo
               107 Japan

Item 2 (c). Citizenship: Trans Cosmos, Inc. is a Japanese corporation.

Item 2 (d). Title of Class of Securities: Common stock, par value $0.025

Item 2 (e). CUSIP Number: 74163Q100

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.     Ownership

     (a)  Amount Beneficially Owned:1,935,285 shares (2)

     (b). Percent of Class: 10.7% (2)

     (c)  Number of Shares as to which Such Person has:

          (i)   sole power to vote or to direct the vote     199,999  shares
          (ii)  shared power to vote or to direct the vote  1,735,286 shares (2)
          (iii) sole power to dispose or to direct the disposition of 199,999 shares
           (iv) shared power to dispose or to direct the disposition of 1,735,286 shares (2)

    ----------------
     (2) Based upon 18,010,360 shares of Common Stock issued and outstanding as of 11/08/00 as reported in the issuer's Quarterly Report on Form 10-Q for the period ended 09/30/00 as filed with the Securities and Exchange Commission ("SEC") on November 13, 2000. Includes 559,890 shares beneficially owned by Trans Cosmos USA, Inc., 243,067 shares beneficially owned by Encompass Group Inc., 857,329 shares beneficially owned by U.S. Information Technology Financing, L.P. and 75,000 shares beneficially owed by Primus KK. Trans Cosmos USA, Inc. is the wholly owned subsidiary of Trans Cosmos, Inc.; Encompass Group Inc. is owned by Trans Cosmos USA, Inc.;Trans Cosmos USA, Inc. is the sole general partner of U.S. Information Technology Financing, L.P.; and Trans Cosmos, Inc. owns a majority interest in Primus KK.


Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person

            Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.


Item 8.     Identification and Classification of Members of the Group

            Not applicable.


Item 9.     Notice of Dissolution of Group

            Not applicable

-------------------------                         ------------------------------
CUSIP NO. 74163Q100                 13G               Page 5 of 13 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Trans Cosmos USA, Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- -----------------------------------------------------------------------
               ----- -----------------------------------------------------------
                 5    SOLE VOTING POWER

 NUMBER OF            559,890 shares
  SHARES       ----- -----------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER
  OWNED BY
    EACH              1,100,396 shares (3)
 REPORTING     ----- -----------------------------------------------------------
   PERSON        7    SOLE DISPOSITIVE POWER
    WITH
                      559,890 shares
               ----- -----------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      1,100,396 shares (3)
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,660,286 shares (3)
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.2%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
(3) Includes 857,329 shares held by U.S. Information Technology Financing, L.P. and 243,067 shares held by Encompass Group Inc.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer: Primus Knowledge Solutions, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

                  1601 Fifth Avenue, Suite 1900
                  Seattle, WA  98101


Item 2 (a). Name of Person Filing: Trans Cosmos USA, Inc.

Item 2 (b). Address of Principal Business Office or, if none, Residence:

                  777 - 108th Ave., N.E., Suite 1500
                  Bellevue, WA  98004

Item 2 (c). Citizenship: Trans Cosmos USA, Inc. is a Washington corporation.

Item 2 (d). Title of Class of Securities: Common stock, par value $0.025

Item 2 (e). CUSIP Number: 74163Q100

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.     Ownership

     (a)  Amount Beneficially Owned:1,660,286 shares (4)

     (b). Percent of Class: 9.2% (4)

     (c)  Number of Shares as to which Such Person has:

          (i)   sole power to vote or to direct the vote      559,890 shares
          (ii)  shared power to vote or to direct the vote  1,100,396 shares (4)
          (iii) sole power to dispose or to direct the disposition of 559,890 shares
          (iv) shared power to dispose or to direct the disposition of 1,100,396 shares (4)

    ----------------
     (4) Based upon 18,010,360 shares of Common Stock issued and outstanding as of 11/08/00, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended 09/30/00 as filed with the SEC on November 13, 2000. Includes 857,329 shares beneficially owned by U.S. Information Technology Financing, L.P. and 243,067 shares held by Encompass Group Inc.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.


Item 8.     Identification and Classification of Members of the Group

            Not applicable.


Item 9.     Notice of Dissolution of Group

            Not applicable

-------------------------                         ------------------------------
CUSIP NO. 74163Q100                 13G               Page 8 of 13 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         U.S. Information Technology Financing, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- -----------------------------------------------------------------------
               ----- -----------------------------------------------------------
                 5    SOLE VOTING POWER

 NUMBER OF            857,329 shares
  SHARES       ----- -----------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER
  OWNED BY
    EACH              -0- shares
 REPORTING     ----- -----------------------------------------------------------
   PERSON        7    SOLE DISPOSITIVE POWER
    WITH
                      857,329 shares
               ----- -----------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      -0- shares
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         857,329 shares
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.8%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer: Primus Knowledge Solutions, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

                  1601 Fifth Avenue, Suite 1900
                  Seattle, WA 98101


Item 2 (a). Name of Person Filing: U.S. Information Technology Financing, L.P.

Item 2 (b). Address of Principal Business Office or, if none, Residence:

                  777-108th Ave., N.E., Suite 1500
                  Bellevue, WA 98004

Item 2 (c).  Citizenship:  U.S.  Information  Technology  Financing,  L.P.  is a
             Washington limited partnership.

Item 2 (d). Title of Class of Securities: Common stock, par value $0.025

Item 2 (e). CUSIP Number: 74163Q100

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.


Item 4.     Ownership

     (a)  Amount Beneficially Owned:857,329 shares

     (b). Percent of Class: 4.8% (6)

     (c)  Number of Shares as to which Person has:

          (i)   sole power to vote or to direct the vote      857,329 shares
          (ii)  shared power to vote or to direct the vote    - 0 -   shares (5)
          (iii) sole power to dispose or to direct the disposition of 857,329 shares
          (iv)  shared power to dispose or to direct the disposition of
                - 0 - shares (5)

    ----------------
     (6) Based upon 18,010,360 shares of Common Stock issued and outstanding as of 11/08/00, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended 09/30/00 as filed with the SEC on November 13, 2000.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.


Item 8.     Identification and Classification of Members of the Group

            Not applicable.


Item 9.     Notice of Dissolution of Group

            Not applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Trans Cosmos, Inc.


     February 12, 2001              By  /s/ Yasuki Matsumoto
                                        ------------------------------------

                                        (Name) Yasuki Matsumoto
                                               -----------------------------

                                       (Its) Vice President
                                             -------------------------------


                                    Trans Cosmos USA, Inc.


     February 12, 2001              By  /s/ Yasuki Matsumoto
                                        --------------------------------------

                                        (Name) Yasuki Matsumoto
                                               -------------------------------

                                         (Its) President
                                               -------------------------------


                                    U.S. Information Technology Financing, L.P.
                                         By Trans Cosmos USA, Inc.
                                            Its General Partner


     February 12, 2001                   By /s/ Yasuki Matsumoto
                                            ----------------------------------

                                            (Name) Yasuki Matsumoto
                                                   ---------------------------

                                             (Its) President
                                                   --------------------------

                                  EXHIBIT INDEX


         Exhibit           Description
         -------           -----------

           99.1            Joint Filing Agreement

                                  EXHIBIT 99.1

                             Joint Filing Agreement
                             ----------------------


     We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated:  February 12, 2001.

                                    Trans Cosmos, Inc.


                                    By  /s/ Yasuki Matsumoto
                                        --------------------------------------

                                        (Name) Yasuki Matsumoto
                                               -------------------------------

                                       (Its) Vice President
                                             ---------------------------------


                                    Trans Cosmos USA, Inc.


                                    By  /s/ Yasuki Matsumoto
                                        ----------------------------------------

                                        (Name) Yasuki Matsumoto
                                               ---------------------------------

                                         (Its) President
                                               ---------------------------------


                                    U.S. Information Technology Financing, L.P.
                                         By Trans Cosmos USA, Inc.
                                            Its General Partner


                                         By /s/ Yasuki Matsumoto
                                            ------------------------------------

                                            (Name) Yasuki Matsumoto
                                                   -----------------------------

                                             (Its) President
                                                   -----------------------------